Exhibit 11
CCA INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	August 31,		August 31,
	2008	2007	2008	2007

Item 6.

Weighted average shares outstanding -
Basic	7,054,442	7,054,442	7,054,442	7,021,364
Net effect of dilutive stock Options—based on the treasury stock method using average market	6,709	20,354	11,427	31,073

Weighted average shares outstanding -
Diluted	7,061,151	7,074,796	7,065,869	7,052,437

Net Income (Loss)	$1,101,420	$2,069,604	$2,235,795	$3,835,276

Per share amount
Basic	$0.16	$0.29	$0.32	$0.55
Diluted	$0.16	$0.29	$0.32	$0.54